UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number 001-39372

INTEGRA RESOURCES CORP.
(Translation of registrant’s name into English)

1050-400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Exhibits 99.1, 99.2, and 99.5 submitted with this Form 6-K are hereby incorporated by reference into Integra Resources Corp's Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRA RESOURCES CORP.

Date: August 11, 2026	/s/ Andree St-Germain______________ Andree St-Germain Chief Financial Officer

INDEX TO EXHIBITS

99.1	Management's Discussion & Analysis for the three and six months ended June 30, 2026
99.2	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026
99.3	Certificate of Interim Filings - CEO
99.4	Certificate of Interim Filings - CFO
99.5	Consent of James Frost
99.6	News release dated August 11, 2026 - Second Quarter 2026 Results